Exhibit 99.1

Focus Media Announces Agreement to
Combine its Digital Out-of-Home Business with SINA

Shanghai, China, December 22, 2008—Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi- platform digital media company, today announced it has entered into a definitive agreement with SINA Corporation (NASDAQGS: SINA), a leading online media company and value-added information service provider for China and for global Chinese communities, that SINA will acquire substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including LCD display network, poster frame network and in-store network. Focus Media will retain its Internet advertising division, the movie theater advertising network portion of its commercial location network and certain traditional billboards.

‘The transaction is intended to combine the forces of two of the most powerful new media advertising platforms in China to provide more effective and integrated marketing solutions to our customers,” said Charles Chao, President and CEO of SINA Corporation, ‘We believe that this business combination will significantly extend our media reach and influence, reinforcing our position as a partner of choice in new-media advertising in China.”

Tan Zhi, Chief Executive Officer of Focus Media commented, “Over the years we have built the largest and most influential out-of-home advertising network in China, reaching over 150 million main stream urban consumers on a daily basis. Joining forces with SINA will allow both companies to achieve cross fertilization of capabilities, leveraging SINA’s content strength and our video advertising capabilities. We are confident that the synergies of the combined business will allow us to provide better services to our advertising customers and be more competitive in China’s new media space.’

The transaction has been approved by both boards of directors and is not subject to shareholder approval. The transaction is subject to customary closing conditions and certain regulatory approvals and is expected to be completed in the first half of 2009. Under the agreement, SINA will acquire the assets under Focus Media’s LCD display network, poster frame network and in-store network. The related business of the acquired assets combined accounted for 52% of revenues and 73% of gross profits for Focus Media for the first nine months ended September 30, 2008. SINA will issue 47 million newly issued ordinary shares to Focus Media Holding as consideration for the acquired assets. Focus Media Holding will then distribute SINA shares to its shareholders shortly after the closing.

Joint Conference Call
Focus Media and SINA will host a joint conference call at 10:00 a.m. Eastern Time, Monday, December 22, 2008 (11:00 p.m, Beijing time, Monday, December 22, 2008) to present details of the transaction and address investor questions. The dial-in number for the call is +1-866-203-3206 (US) or +1-617-213-8848 (International) and the pass code is 59814271. A live webcast of the call will be available from 10:00 a.m. – 11:00 a.m. ET on Monday, December 22, 2008 (11:00 p.m. – 12:00 a.m. Beijing Time on December 22, 2008). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through December 29, 2008 at midnight eastern time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 42984285.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 120,000 LCD display and digital frames in its commercial location network, approximately 56,000 LCD displays in its in-store network and approximately 300,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 250 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

About SINA

SINA Corporation (Nasdaq GS: SINA) is a leading online media company and value-added information service provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any securities offered in connection with the transaction will not be or have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Investor and Media contact:

Jing Lu

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn